Exhibit 3.1

Uncertified translation for information purposes only

BY-LAWS

(updated on April 2, 2014)

DBV TECHNOLOGIES

Limited Company with a share capital of € 1,537,343.20

Green Square Bâtiment D, 80/84 rue des Meuniers – Bagneux 92220

441 772 522 R.C.S. [Corporate and Trade Register] Nanterre

I. CHARACTERISTICS OF THE COMPANY

Article 1 – Company Status

The company is incorporated as a limited company and is managed by a Board of Directors.

Article 2 – Corporate Name

The company is incorporated under the name: “DBV TECHNOLOGIES”.

Article 3 – Head office

Its head office is located at Green Square – Bâtiment D, 80/84 rue des Meuniers, 92220 Bagneux.

Article 4 – Object

The object of the company, in France and in any other country is:

•	the development of any innovating products in the medical field, notably any drugs, diagnostic or healthcare products,

•	the study, research, development, industrial manufacturing and marketing of said products,

•	the use and development of all patents and licenses in connection with these products and, generally, all commercial, securities or real estate, financial or any other type of transactions, relating directly or indirectly in whole or in part to the corporate purpose of the company or to any other similar or related corporate purpose which may facilitate operation and business development.

Article 5 – Duration

The duration of the company is of ninety-nine years, after its registration with RCS [Corporate and Trade Register].

Article 6 – Share Capital

The share capital is set to one million five hundred thirty-seven thousand three hundred and forty-three Euros and twenty cents (€ 1,537,343.20). It is divided into 15,373,432 ordinary shares of ten cents (€ 0.10) of par value each, fully subscribed and entirely paid up in cash.

Article 7 – Change in the share capital

The share capital may be increased either by issuing new shares or by increasing the par value of the existing shares.

The new shares are paid-up either in cash or by contribution in kind, or by compensation with liquid and payable claims, or by incorporating profits, reserves or share premiums in the capital, or in consequence of a merger or a demerger or as a result of the exercise of a right attached to any security granting access to the capital and including, where applicable, the payment of the corresponding amounts.

The new shares are issued either at their par value or at this value plus a share premium.

The Extraordinary General Meeting of the Shareholders is the sole competent to decide the capital increase based on the report of the Board of Directors which includes the information required by the law.

Under the conditions set out by the Law, the Extraordinary General Meeting may nevertheless delegate this authority to the Board of Directors. Within the limits of the authority thus conferred by the Extraordinary General Meeting, the Board of Directors has the necessary powers to carry out a capital increase in one or several times, to set the terms of such capital increase, to certify its completion and to consequently amend the by-laws.

When the General Meeting decides the capital increase, it may delegate the necessary powers to carry out the operation to the Board of Directors.

When use is made of this delegation of authority, the Board of Directors provides the next Ordinary General Meeting with an supplementary report.

If the capital increase is realized by incorporation of profits, reserves or share premiums, the Extraordinary General Meeting deliberates pursuant to the quorum and majority requirements regulating the Ordinary General Meetings. In this case, it may decide that the fractional rights are neither negotiable nor transferable and that the corresponding equity securities shall be sold.The proceeds from this sale will be allocated pro rata to the holders in proportion to their rights.

The capital increase realized by raising the share par value may only be decided with the Shareholders’ unanimous consent, unless it is realized by incorporating profits, reserves or share premiums in the capital.

Shareholders have, in proportion to their number of shares, a preferential right to subscribe for shares issued in cash to realize a capital increase. The shares acquired as a result of the exercise of this right belong to the same class as the one which results from said right and as the shares resulting from the acquisition of securities other than shares.

During the subscription period, shareholders may transfer all or part of their subscription rights. These rights are negotiable when detached from negotiable shares. Otherwise, they are transferable under the same conditions as the shares themselves.

Shareholders may individually waive their preferential subscription right.

The Extraordinary General Meeting which decides the capital increase may cancel this preferential subscription right under the conditions and within the limits defined by the law and shall decide in this respect on the basis of the reports of the Board of Directors and of the Statutory Auditor, pursuant to the laws and regulations in force.

If, in case of delegation, the General Extraordinary Meeting or the Board of Directors expressly decide so, the irreducible unsubscribed shares are granted to the shareholders that will have subscribed reducible a number of shares higher than the number they could havesubscrib due to their preferential subscription rights in proportion to their subscription rights and, in any case, within the limits of their request.

Should subscriptions, irrespective of their kind, not cover the entire capital increase, the Board of Directors may use the options stipulated hereinafter or only part of them, in the order it shall determine:

(i)	limit the capital increase to the amount of the subscriptions, provided that two requirements are met, more precisely that the capital is increased by at least three quarters of the increase decided initially and that this option is not expressly excluded by the Extraordinary General Meeting during the issuance,

(ii)	split up the remaining shares, if the Extraordinary General Meeting does not decide otherwise,

(iii)	open the subscription to the public if this has been expressly authorized by the Extraordinary General Meeting.

The capital increase is not carried out if, after these options were exercised, the subscriptions do not cover the entire capital increase, or three quarters of this increase as stipulated under point (i) above.

However, the Board of Directors may ex officio and in any case, limit the capital increase to the amount reached when the unsubscribed shares represent less than 3% of the capital increase.

In the event of a capital increase with or without a preferential subscription right, the Extraordinary General Meeting may provide that the number of shares may be increased within thirty days of the closure of subscriptions within the limit of 15% of and at the same price that the one determined fo the initial issuance.

If the capital increase produces fractional shares, the shareholders with insufficient subscription or allotment rights will be required to personally acquire or transfer the necessary subscription rights to obtain the issuance of a whole number of new shares.

The Extraordinary General Meeting (or the Board of Directors in the event of a delegation) may also, where required, subject to the rights of creditors, authorize or decide the reduction of the share capital.

The reduction of the share capital to an amount below the legal minimum can only be decided subject to the condition precedent of a capital increase to at least the legal minimum, unless the Company is transformed into a company having a different corporate status. Failing that, any interested party may petition the competent court to order the dissolution of the Company; this dissolution may not be ordered if, on the day when the Court rules on the merits of the case, the situation has been rectified.

Article 8 – Fiscal Year

The fiscal year starts on January 1 and ends on December 31.

II. MANAGEMENT OF THE COMPANY

Article 9 – Acting provisions of the General Management

The general management of the company is under the responsibility of either the Chairman of the Board of Directors or of another natural person appointed by the Board of Directors as Chief Executive Officer.

The Board of Directors, acting unanimously, chooses one of the two ways of general executive management above.

When the general management of the company is taken on by the Chairman of the Board of Directors, the provisions concerning the Chief Executive Officer hereinafter apply to him as well.

A. The Board of Directors

Article 10 – Composition of the Board of Directors

The company is managed by a Board of Directors consisting of three to eighteen Directors.

Directors are appointed by the General Meeting of the Shareholders, deliberating pursuant to the quorum and majority requirements applicable to Ordinary General Meetings.

The term of office of the Directors and observers appointed during the business activity is of two (2) years; it expires at the end of the Meeting which deliberates on the financial statements for the previous fiscal year and which is held in the year during which their term of office expires.

Directors may be dismissed at any time and without due cause by the General Meeting of the Shareholders deliberating pursuant to the quorum and majority requirements applicable to Ordinary General Meetings.

The number of Directors of over eighty years of age must not exceed one third of the members of the Board.

Article 11 – Deliberations of the Board of Directors

The Board of Directors meets as often as the interests of the Company require it, upon notice by the Chairman of the Board of Directors either at the head office or wherever indicated in the notice of meeting. The convening is made by any means, five days prior to the meeting: it may also be made orally and without delay, provided that all directors and observers gave their consent.

When the Board of Directors has not met for more than two months, at least one quarter of the members of the Board of Directors may request that the Chairman convenes the Board with a determined agenda. The Chief Executive Officer or a director may also request that the Chairman convenes the Board of Directors with a determined agenda. The Chairman is bound by such requests.

An attendance register is kept; minutes are drawn up at the end of each meeting. The decisions of the Board are valid only on condition that at least half of its members attend the meeting.

Except for the choice of exercise of the general management, decisions are made by the majority of the members participating or being represented in the meeting. In case of a tie, the Chairman does not have a casting vote.

The directors, as well as any person convened to attend the meetings of the Board of Directors are bound to discretion with regard to the confidential information presented as such by the Chairman of the Board of Directors.

Article 12 – Powers of the Board

The Board of Directors orients the activity of the company and ensures that these directions are abided by. Subject to the powers expressly granted to the meetings of the shareholders and within the scope of the corporate purpose of the Company, it handles any issue in connection with the proper operation of the company and solves through its deliberations matters that concern it directly.

The Board of Directors carries out the controls and verifications it deems suitable. Directors are each provided with all the information they require to fulfill their mission and are entitled to ask for all the documents they deem useful.

Article 13 – Chairman of the Board of Directors

The Board of Directors elects from among its members a Chairman, who must be a natural person, and it sets his compensation. The Chairman is appointed for a period which cannot exceed his term of office as Director. He may be reelected. The Board may revoke him at any time. Any provision to the contrary shall be considered null and void.

Directors cannot be appointed Chairman if they already turned 70. When the Chairman-in-Office reaches this age limit during a fiscal year, he shall cease to exercise his duties after the Annual General Meeting of the Shareholders deciding on the financial statements of the fiscal year in question.

The Chairman organizes and steers the deliberations of the Board and reports thereto to the General Meeting. He ensures the proper operation of the various divisions of the company and particularly makes sure that the directors are able to fulfill their mission.

Article 14 – Observers

The Annual General Meeting of the Shareholders may appoint a maximum of two observers, natural persons, shareholders or not, aged 65 at most on the day of their appointment.

Observers are appointed for a period of two (2) years. Their term of office expire at the end of the General Meeting of the Shareholders that deliberated on the financial statements for the previous fiscal year and which is held in the year during which their term in office expires.

Observers are not remunerated. Still, they may receive compensations set by the Board of Directors for the expenses generated by the carrying out of their regular duties. If the Board entrusts the observers or one of the observers with a specific mission, it may grant them/him, in addition to the budget required to fulfill it, compensation in proportion with the importance of the entrusted mission. Observers are convened at all the meetings of the Board of Directors and have an advisory capacity in the deliberations. Observers are assigned a general and permanent advisory and monitoring mission with the Company. However, they are strictly forbidden from interfering in the management of the company or, generally, from taking the place of the legal divisions of the company.

B. General Management

Article 15 – Chief Executive Officer and Deputy Chief Executive Officers

The General Management of the company is under the responsibility of a natural person appointed by the Board of Directors as Chief Executive Officer.

Upon proposal of the Chief Executive Officer, the Board of Directors may appoint one or several natural persons as Deputy Executive Officers, for the purpose of assisting the Chief Executive Officer. There may be five Deputy Executive Officers at most.

The Chief Executive Officer may at any time be dismissed by the Board of Directors. The same goes for Deputy Executive Officers, who may be dismissed at the proposal of the Chief Executive Officer. If the dismissal has no due cause, it may entitle to damages.

When the Chief Executive Officer ceases or is prevented from exercising his duties, the Deputy Executive Officers preserve, unless otherwise stipulated by the Board of Directors, their functions and duties until the appointment of a new Chief Executive Officer.

The Board of Directors sets the remuneration of the Chief Executive Officer and of the Deputy Executive Officers.

Article 16 – Powers of the Chief Executive Officer and of the Deputy Chief Executive Officers

The Chief Executive Officer is empowered with the widest of powers to act in all circumstances on behalf of the Company. It exercises his powers within the scope of the object of the company, subject to the powers which are expressly granted to the Meetings of the Shareholders and to the Board of Directors by the law and these by-laws.

He represents the Company in its relations with third parties. Unless it is able to prove that the third party was aware that the actions exceeded this object, or that it could not have not noticed it, given the circumstances, the Company is bound even by the actions of the Chief Executive Officer that exceed the scope of the object of the Company, it being provided that the publication of the by-laws does not represent in itself such evidence.

The Board of Directors defines, in agreement with the Chief Executive Officer, the scope and duration of the powers granted to the Deputy Chief Executive Officers. In relation to third parties, Deputy Chief Executive Officers have the same powers as the Chief Executive Officer.

III. – SHAREHOLDERS’ MEETINGS

ARTICLE 17 – Meetings

The General Meeting, dully convened, represents all shareholders.

Its resolutions, adopted in compliance with the law and with these by-laws, are binding on all shareholders, including those absent, dissident or legally-declared incompetent.

There are three kinds of meetings, contingent on the purpose of the resolutions put forward:

•	Ordinary General Meetings of the Shareholders,

•	Extraordinary General Meetings of the Shareholders,

•	Special Meetings, of the holders of shares of a specific class.

Article 18 – Convening Meetings

The Meetings are convened by the Board of Directors. They may also be convened by the Statutory Auditor(s) or by a court-appointed agent, pursuant to the legal provisions and procedures in force.

During winding-up, the Meetings are convened by the liquidator(s).

The Meetings are held at the head office of the company or wherever indicated in the notice of meeting.

A notice of the meeting is published in the Bulletin des Annonces Légales Obligatoires (BALO) [Bulletin of mandatory Legal Notices] at least thirty-five days prior to the Meeting. In addition to the information relating to the Company, the notice of meeting mainly sets out the agenda of the Meeting and the draft text of the resolutions which will be put forward. Subject to the legal requirements in force, requests to include topics or draft resolutions on the agenda must be submitted to the approval of the Company pursuant to applicable laws and regulation.

Subject to specific legal provisions, shareholders must be convened at least thirty-five days prior to the Meeting by a notice of meeting published both in a journal of legal notices of the department of the head office and in the Bulletin des Annonces Légales Obligatoires (BALO).

Nevertheless, owners of registered shares having held these shares for at least one month on the date of the most recently published notice must be convened individually, by ordinary letter (or by registered letter if they request it beforehand and bear the costs) sent to their last known address. Instead of posting it, this notice may also be sent via an electronic means of communication to any shareholder who has so requested beforehand by registered mail with acknowledgement of receipt, in compliance with the laws and regulations in force, indicating his email address. Such shareholder may send the Company a registered letter with acknowledgement of receipt at any time, requesting that the aforementioned method of communication be replaced by postal correspondence in the future.

The notice of meeting must also indicate the conditions in which shareholders may vote by correspondence, the places and the conditions pursuant to which they may procure the correspondence voting forms.

The notice of meeting may be sent, where required, together with a proxy form and a correspondence voting form, pursuant to the provisions of Article 21.I of these by-laws, or with a correspondence voting form alone, pursuant to the provisions of Article 21.II of these by-laws.

If a Meeting is not able to deliberate because the required quorum is not reached, a second Meeting is convened, subject to specific legal provisions, with at least a ten day-notice, in the forms provided for in applicable laws and regulation.

Article 19 – Agenda

The agenda of the Meetings is set by whoever calls the meeting.

One or several shareholders, accounting at least for the portion of the share capital required by law and acting within statutory conditions and time limits, may request, by registered letter with acknowledgement of receipt or by electronic communication, the addition of items or draft resolutions on the agenda.

The General Meeting cannot deliberate on an issue that does not appear on the agenda, which may not be amended on second notice. However, it may, in all circumstances, dismiss one or several members of the Board of Directors and replace them.

Article 20 – Participation of the Shareholders in the Meetings

All shareholders are entitled to attend the Meetings and take part in the deliberations:

(i) either personally, or

(ii) by giving a proxy to another natural or legal person of their choice, or

(iii) by sending a blank proxy to the Company, or

(iv) by correspondence voting, or

(v) by videoconference or by another means of telecommunication in compliance with applicable laws and regulation.

Participation in the General meetings of the Shareholders, irrespective of its form, is subject to the registration or listing of shares in compliance with the requirements and time limits provided for in applicable laws and regulation.

The final date for the return of correspondence voting forms is determined by the Board of Directors and indicated in the notice of the meeting published in the Bulletin des Annonces Légales et Obligatoires (BALO). This date cannot be prior to three days before the Shareholders’ Meetings.

A shareholder having voted by correspondence will no longer be able to participate himself or send a proxy to represent him in the Meeting.

If both the proxy and the correspondence voting forms are returned, it is the proxy form that will be taken into account, subject to the votes expressed in the correspondence voting form.

Article 21 – Representation of the Shareholders

All shareholders may be represented at the Meetings of the Shareholders by the natural or legal person of their choice, through a proxy form received from the Company:

- either at his request, sent to the Company by any means. This request must have been received at the head office at least five days prior to the Meeting of the Shareholders,

- or at the initiative of the Company.

A proxy given by a shareholder in order for him to be represented in a Meeting is signed, if necessary by a secure electronic signature process or by any other reliable identification process guaranteeing its relation with the document to which it is attached.

The proxy is revocable in the same conditions as those applicable to the appointment of the proxy.

Any proxy form sent by the Company to the shareholders must be accompanied, for each Meeting, by all the documents and information required by applicable laws and regulation.

The proxy given by a shareholder is only valid for one Meeting of the Shareholders or for Meetings convened successively with the same agenda. A proxy may also be given for two Meetings of the Shareholders (Annual and Extraordinary), held on the same day or within fifteen days.

Any shareholder may vote by post using a voting form sent to him by the Company:

- at his written request. This request must be received at the head office at least six days prior to the Meeting, or

- at the initiative of the Company; or

- in the appendix of a proxy form, under the conditions set out by applicable laws and regulation.

Any correspondence voting form sent to shareholders by the Company must be accompanied, for each Meeting, by all the documents and information required by the regulations in force.

A correspondence voting form sent by a shareholder is only valid for one Meeting of the Shareholders or for two Meetings convened successively, with the same agenda.

Article 22 – Attendance Sheet

An attendance sheet comprising the information required by law is kept for each Meeting of the Shareholders.

This attendance sheet, duly signed by the shareholders who attend the meeting, the attorneys-in fact and the shareholders participating by video-conference or by another means of telecommunication in compliance with applicable laws and regulation and to which are enclosed the powers of attorney granted to each attorney-in fact and, where applicable, the correspondence voting forms, is certified by the bureau of the Meeting of the Shareholders.

The Meetings are chaired by the Chairman of the Board of Directors. Failing that, the Meeting of the Shareholders elects a chairman itself.

Vote scrutineer’s duties are fulfilled by two shareholders who participate in the meeting, accept such assignment and account for the largest number of votes both in their own right and as agents.

The bureau appoints a Secretary who does not necessarily have to be a shareholder.

Article 23 – Quorum

For the Annual and Extraordinary General Meetings of the Shareholders, the quorum is calculated on the shares making up the share capital, whereas in the case of Special Meetings, it is calculated on all shares of the relevant class, less the shares deprived of their voting rights pursuant to legal provisions.

The voting rights attached to shares are proportional to the portion of the share capital they account for. Each capital share or dividend-right share entitles its holder to one vote.

In the case of correspondence voting, only forms dully filled out and received by the Company at least three days before the Meeting of the Shareholders shall be taken into account in the calculation of the quorum.

Forms which do not indicate a clear choice or those indicating an abstention are considered to be negative votes.

Article 24 – Minutes

The deliberations of the Meetings of the Shareholders are recorded in minutes drawn up in a special register kept at the head office of the Company and signed by the members of the bureau.

The copies or extracts of the minutes are certified either by the Chairman of the Board of Directors or by the Secretary of the Meeting of the Shareholders. In the event of dissolution of the company, they may be validly certified by the liquidator(s).

Article 25 – Communication of Documents

Any shareholder is entitled to receive, and the Board of Directors is bound to send or provide him with the documents required for him to make a decision in full knowledge and pass an informed judgment on the management and running of the Company.

The nature of these documents and the conditions in which they are sent or provided to the shareholders are set out in applicable laws and regulation.

In exercising their right to receive documents, each shareholder or his attorney-in fact may be assisted by a court-registered expert.

The exercise of the right to receive documents includes the right to take copies, except for inventories.

Article 26 – Ordinary General Meeting

The Ordinary General Meeting makes all the decisions which exceed the powers of the Board of Directors and which do not fall under the competence of the Extraordinary General Meeting.

It is convened at least once a year, within six months of the end of each fiscal year, to decide on the financial statements of the fiscal year in question, subject to the extension of this period by an order of the President of the Commercial Court, at the request of the Board of Directors.

It is convened on an extraordinary basis whenever it is considered to be in the interest of the Company.

When convened for the first time, the decisions made by the Ordinary General Meeting are valid only on condition that the shareholders who attend, are represented or, if they vote by correspondence, they should hold at least one fifth of the shares carrying voting rights.

When convened for the second time, there is no quorum requirement if the original agenda remains unchanged.

The Ordinary General Meeting adopts decisions by the simple majority of the votes held by the shareholders who attend, are represented or vote by correspondence.

Article 27 – Extraordinary General Meeting

The Extraordinary General Meeting is the sole authorized to amend any of the provisions of the by-laws and in particular to decide the modification of the object of the Company. Still, it may not increase the shareholders’ undertakings, subject to the operations resulting from a stock grouping regularly carried out.

The decisions made by the Extraordinary General Meeting are valid only on condition that the shareholders who attend, are represented or vote by correspondence hold, when the Meeting is convened for the first time, at least one fifth of the shares carrying voting rights. If this quorum is not met, the second Meeting of the Shareholders may be adjourned for two months at the most as of the date on which it had been initially convened.

The Extraordinary General Meeting makes decisions based on a majority of two-thirds of the votes held by the shareholders who are present, represented, vote by correspondence or participate in the Meeting by videoconference or another means of telecommunication in compliance with the provisions of applicable laws and regulation.

By statutory derogation from the provisions hereinbefore, the General Meeting of the Shareholders who decides a capital increase through the incorporation of profits, reserves or share premiums may make decisions pursuant to the quorum and majority requirements applicable to the Ordinary General Meeting.

In addition, when an Extraordinary General Meeting is convened to deliberate on the approval of a contribution in kind or the granting of a specific benefit, the shares of the contributing party or of the beneficiary are not taken into account when calculating the majority. The contributing party or the beneficiary may not vote either in their own right or as attorney-in fact.

Article 28 – Special Meetings

If there are several classes of shares, the rights attached to the shares in one of these classes may not be amended without this amendment having been duly approved by an Extraordinary General Meeting open to all shareholders and by a Special Meeting open solely to the holders of shares belonging to the relevant class.

The decisions of the Special Meetings are valid only provided that the shareholders who are present, represented, vote by correspondence or participate in the Meeting by videoconference or any other means of telecommunication in compliance with applicable laws and regulation hold, when the Meeting is convened for the first time, at least one third of the shares carrying voting rights and, when the Meeting is convened for the second time, one fifth of the shares which carry voting rights and for which an amendment of the attached rights is being taken into consideration. Failing that, the second meeting may be adjourned by two months at the most from the date on which it had been initially convened.

Special Meetings make decisions at a two-thirds majority of the votes of the shareholders that participate or are represented in the meeting.

IV – CORPORATE SECURITIES

Article 29 – Paying up of Shares

At least one quarter of the par value of shares issued for cash must be paid up on subscription. Where applicable, the full amount of the share premium must be paid as well.

The remaining amount must be paid up in one or several installments, when requested by the Board of Directors and within five years of the day on which the capital increase was completed.

The shareholders will be notified of the calls for funds by notice published in BALO at least fifteen (15) days before.

If a shareholder does not pay up the amounts due for the subscribed shares, within the time limits set out by the Board of Directors, interest will automatically accrue on such amounts, in favor of the Company, at the legal interest rate defined in Article L. 313-2 of the Monetary and Financial Code, as of the end of the month following the due date and without the need to file a court petition or to issue a formal notice. Moreover, when due payments have not been made within thirty days as of the formal notice sent and remained without effect to the defaulting shareholder, the unpaid shares no longer entitle their holder to participate and vote in these meetings and are not taken into account when calculating the quorum. The right to dividends and the preferentiel subscription right in the capital increases attached to these shares are suspended. These rights will be regained after the payment of the principal and interest amounts due. Shareholders may subsequently request the payment of dividends that are not statute-barred and exercise their preemptive subscription right provided that the time limit set for the exercise of this right has not expired.

The capital must be fully paid up before any new shares are issued for cash.

Article 30- Form of Shares – Management of the Securities Accounts

Shares are either registered shares or, if legally possible, bearer shares, depending on the shareholder’s choice.

The shares issued are registered in individual accounts opened by the Company or by any authorized intermediary on behalf of each shareholder. They are kept in compliance with the conditions and procedures set forth by applicable laws and regulation.

The Company is authorized to make use of the legal provisions, in particular of Article L. 228-2 of the Commercial Code on the identification of holders of bearer shares and, to this end, it may at any time request the central securities depositary who administers the share account to provide the information referred to in Article L. 228-2 of the Commercial Code, at its expense. The Company is thus in particular entitled to request at any time the name and year of birth, or in the case of a legal person, the corporate name and year of incorporation, the nationality and the address of the holders of the securities granting, immediately or over time, the right to vote in the General Meetings of the Shareholders, as well as the number of shares held by each of them and, where required, information on any restrictions which may apply to the securities in question.

Article 31 - Transfer of Shares

Registered shares may be transferred from one account to another.

Shares issued for cash are freely negotiable as of the completion of the capital increase. Shares issued for consideration other than cash are freely negotiable as of the completion of the capital increase, more precisely as of the date when the Meeting of the Shareholders or of the Board of Directors, acting under delegation, approved the contributions, in the case of a contribution in kind during corporate life.

Shares are transferred by registration in the buyer’s account, pursuant to the date and legal requirements and, where relevant, to applicable laws and regulation.

Shares are freely transferable subject to compliance with applicable laws and regulation.

Article 32 – Threshold Crossing

Any natural person or legal entity referred to in Articles L. 233-7, L. 233-9 and L. 223-10 of the Commercial Code who comes into possession, directly or indirectly, alone or in concert, of a number of shares which represent a portion of the share capital or voting rights of the Company equal to or exceeding 2.5% or a multiple of this percentage, must notify the Company of the total number of shares, voting rights and securities which they hold and which grant them immediate or future access to capital or voting rights. The notification must be sent to the head office of the Company by registered letter with acknowledgement of receipt, within four trading days, before closing time, of the date on which the said shareholding thresholds were crossed.

The disclosure requirement stipulated above in applied in the same way when the aforesaid thresholds are crossed downwards.

Unless they were declared in accordance with the aforesaid requirements, the shares or voting rights in excess of the portion which should have been declared are deprived from their voting rights during all General Meetings of the Shareholders convened within two years as of the effective date of the adjustment of the declaration in accordance with Article L. 233-14 of the Commercial Code, provided that such failure was acknowledged and that one or several shareholders, representing at least 2.5% of the share capital, make such a request, recorded in the minutes of the General Meeting of the Shareholders.

The foregoing obligations apply without prejudice to the threshold crossing declarations set out in applicable laws and regulation.

Article 33 – Rights and Obligations Attached to Shares

Each share entitles to a portion of the profits and assets of the company that is proportional to the portion of the capital that it accounts for.

Moreover, it gives the right to vote and to be represented at the General Meetings of the Shareholders, pursuant to applicable laws and regulation.

Shareholders are only liable up to the par value of the shares they own, any request for funds exceeding that amount being prohibited.

Owning shares automatically involves the agreement to abide by the by-laws of the Company and the decisions of the General Meeting of the Shareholders.

The heirs, creditors, rightful owners or other representatives of a shareholder are not entitled to request seals on the assets and securities of the Company or their division or sale by public auction, or to interfere with the management of the Company. In order to exercise their rights, shareholders must rely on corporate inventories and the decisions of the General Meeting of the Shareholders.

Whenever it is necessary to hold several shares in order to exercise a right of any kind, in the case of an exchange, grouping or allotment of securities or following a capital increase or reduction, merger or other corporate transaction, holders of single shares or of a number of shares lower than required will only be able to exercise such right if they themselves group and potentially purchase or sell the required securities.

However, in the event of an exchange of securities subsequent to a merger or split-up, a capital reduction, the grouping or split and mandatory conversion of bearer shares into registered shares, the distribution of securities deducted from reserves or linked to a capital reduction or the distribution or allotment of free shares, the Company may, on simple decision of the Board of Directors, sell any securities for which the rightful owners have not requested delivery, subject to having carried out the notification formalities set out by applicable laws and regulationin force at least two years beforehand.

As of the date of this sale, prior securities or rights to distribution or allotment will be, where appropriate, cancelled and their holders entitled solely to the allotment of the net proceeds of the sale of the unclaimed securities.

Article 34 – Usufruct / Bare Ownership

The shares are indivisible with regard to the Company.

Co-owners of shares must be represented within the Company by one of them alone, considered to be the sole holder, or by a sole agent. In the event of a disagreement, the sole agent may be appointed by the court at the request of the most diligent of the co-owners.

Unless the Company is notified of a contrary agreement, beneficial owners of shares validly represent bare owners within the Company. The voting right is held by the beneficial owner of shares in Ordinary General Meetings and by the bare owner in Extraordinary General Meetings.

Unless otherwise agreed by the parties, when shares are restricted by usufruct, the preferential subscription right attached thereto is held by the bare owner.

V. FINANCIAL STATEMENTS

Article 35 – Drawing-up and Approval of Financial Statements

a)	At the end of each fiscal year, the Board of Directors draws up an inventory, the annual financial statements and, subsequently, the management report.

Where applicable, the Board of Directors draws up and publishes a series of consolidated financial statements, as well as the management report for the group.

b)	Within six months from the end of the fiscal year, the Annual General Meeting of the Shareholders approves the annual financial statements after consulting the management report and the Statutory Auditors’ report; if applicable, the consolidated financial statements and the management report for the group are presented during this Meeting.

All notification measures are taken in compliance with applicable laws and regulation.

Article 36 – Auditing

Auditing is carried out by one or several permanent or substitute Statutory Auditors, pursuant to the requirements set out in Articles L.225-218 of the Commercial Code.

Article 37 –Appropriation of the Distributable Income

After the approval of the financial statements and the acknowledgement of the existence of a distributable income, the Ordinary General Meeting of the Shareholders shall determine the part of it to be allotted to shareholders in the form of dividends; dividends are deducted as a priority from the distributable income of the fiscal year in question.

The payment procedures for dividends and interim dividends are decided by the General Meeting.

The devaluation discrepancy is not distributable.

As the case may be, the Meeting allots, in the proportions it defines, the undistributed portion of the distributable income of the fiscal year in question to one or several reserves, general or special funds that remain at its disposal, or to a “carry-forward” account.

Losses, if any, are carried forward unless the Meeting decides to compensate them with existing reserves.

VI. WINDING-UP OF THE COMPANY

Article 38 – Winding-up

The winding-up of the dissolved company abides by the provisions of the Commercial Code.

Unless otherwise decided by the Ordinary General Meeting of the Shareholders, the liquidator(s) continue(s) the current business until its completion.

After clearing liabilities and fringe benefits and after reimbursing the undepreciated par value of the shares to the shareholders, the net proceeds of the liquidation are split among the shareholders by taking into account, if applicable, the rights corresponding to the various classes of shares.

VII. MISCELLANEOUS

Article 39 – Powers

Full powers to carry out all legal formalities are granted to bearers of originals, copies or certified true abstracts of these by-laws.